UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40108

NightDragon Acquisition Corp.

(Exact name of registrant as specified in its charter)

101 Second Street, Suite 1275, San Francisco, CA, 94105

(510) 306-7780

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SCALE units, each consisting of one share of Class A common stock, $0.00001 par value, and one-fifth of one redeemable warrant

Shares of Class A common stock included as part of the SCALE units

Redeemable warrants included as part of the SCALE units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 NightDragon Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NIGHTDRAGON ACQUISITION CORP.

By:	/s/ Morgan Kyauk
Name:	Morgan Kyauk
Title:	Chief Executive Officer

Date: December 13, 2022